Exhibit 99.2

KPMG LLP

2500 Ruan Center

666 Grand Avenue

Des Moines, IA 50309

Independent Accountant’s Report

The Board of Directors

Wells Fargo Financial Acceptance, Inc.

We have examined management’s assertion that Wells Fargo Financial Acceptance, Inc. (the Company) complied with the minimum servicing standards set forth in the Sale and Servicing Agreement for the Wells Fargo Financial Auto Trust 2004-A portfolio as of December 31, 2004 and for the period from March 1, 2004 through December 31, 2004.  Management is responsible for the Company’s compliance with those minimum servicing standards.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting the Company’s compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management’s assertion that Wells Fargo Financial Acceptance, Inc. complied with the aforementioned minimum servicing standards as of December 31, 2004 and for the period from March 1, 2004 through December 31, 2004, is fairly stated, in all material respects.

The report is intended solely for the information and use of Ace Securities Corporation, Wilmington Trust Company, JP Morgan Chase Bank, Moody’s, Standard and Poor’s, and Fitch, and is not intended to be, and should not be, used by anyone other than these specified parties.

March 18, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.